

1810 WINCHESTER

FRESH MARKET

& EVENT VENUE

105 N High St
Winchester, Tn

Proposal by
Jonathan Austin

A communal meeting place



Winchester Fresh Market & Event Venue is a communal space for all ages. Eat, shop, mingle & host small to large events.

Enjoy delicious sandwiches & hand crafted local artisan gelato.

Take a break from the office and use the WIFI in the lounge with our signature drinks & a pastry.

Join your friends for a few indoor yard games & a brew.

Host your next event big or small, baby showers to elegant upscale weddings with our full service event venue. Let us do all the leg work and bring all of your event needs to you, or provide your own vendors. Along with the venue, we provide the option for in house catering and rentals. Our featured partners have offices right on the property and can assist you with your every need, partners with a shared passion for success & excellence. Take a few moments to meet our on premises baker, photographer, wedding & event planner, dj's & musicians, venue decor & floral.



 # Fresh Market & Cafe

Fresh Market

- seasonal produce, specialty foods, local goods, artisan products

Cafe

- artisan sandwiches, flatbreads, fresh baked goods & desserts, hand crafted gelato

 # Event Space

Event Space Rentals

- Main banquet hall, ceremony site ($5500-$6500 per event)(tables & chairs included for 200 guests) (private bridal & groom suites)
- Rehearsal/Corporate event room (upstairs) ($500 per event)

 # Target Market:

- Wedding & Events ~ 18-65 age range
- Fresh Market & Cafe ~ 16-65 age range

 # Fresh Market, Cafe & Venue Hours

- Fresh Market & Cafe ~ Mon-Thur 10 am ~ 8 pm Fri-Sun 10 am ~ 3 pm
- Event Spaces Main banquet hall ~ Fri-Sun 3 pm ~ 12 am Rehearsal/Corporate event room Mon-Sun Any Time



**FRESH
LOCAL
COMMUNITY**





As a communal meeting place, market & cafe we have the opportunity to house multiple businesses under one roof. The following are the estimated first year numbers for the all encompassed fresh market, cafe & event venue.

Winchester Fresh Market & Event Venue
Date:January 1,2023 - December 31, 2023
Location: 105 High st Winchester, Tn

Events	$337,000
Catering	$150,000
Additional Event Services	$85,800
Cafe	$300,00
Fresh Market	$20,000
Year 1 EST. Revenue	$892,800

Venue & Catering GM
Jonathan Austin

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